Filed by Aureus Greenway Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Autonomous Power Corporation (d/b/a Powerus)

Commission File Number of Related Registration Statement: 333-297786 (Form S-4)

This filing relates to the proposed transaction pursuant to the terms of that certain agreement and plan of merger, dated as of March 8, 2026, by and among Aureus Greenway Holdings Inc., a Nevada corporation (“AGH”), Aureus Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of AGH (“Merger Sub”), and Autonomous Power Corporation, a Delaware corporation (d/b/a Powerus) (“Powerus”), and Andrew Fox, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Powerus (the “Stockholder Representative”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Powerus, with Powerus surviving as a wholly owned subsidiary of AGH (the “Merger”).

On July 30, 2026, AGH and Powerus jointly published the following communication: